Exhibit 99.1

Elevra Lithium Limited

ACN 091 951 978

2025 Notice of Annual General Meeting

& Explanatory Notes

Notice is given that the Annual General Meeting of Elevra Lithium Limited will be held at:

Date of Meeting	Friday, 21 November 2025

Time of Meeting	10:30am (AEST / Brisbane time) 11:30am (AEDT / Sydney time)

Place of Meeting	in person at Capri by Fraser, 80 Albert Street, Brisbane Queensland and virtually via the online platform: https://meetnow.global/MVKJADK

In order to maximise Shareholder participation, the AGM will be held as a Hybrid Meeting again this year, meaning that Shareholders may attend at the physical location or virtually. Further information regarding participation in the Meeting is set out on page 2 of this Notice.

The Company will notify Shareholders of any changes to the way in which the Meeting is to be held by way of an ASX announcement and via its website at www.elevra.com. Shareholders should therefore monitor the ASX and the Company’s website for any updates in relation to the Meeting.

Voting Eligibility

The Directors have determined, pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), that the persons eligible to vote at the Meeting are those who are registered Shareholders at 7:00pm (Sydney time), on Wednesday, 19 November 2025.

Notice of Annual General Meeting

Elevra Lithium Limited (ACN 091 951 978) (Company) will hold an Annual General Meeting on Friday, 21 November 2025 at 10:30am (AEST/Brisbane time) / 11:30am (AEDT/Sydney time) in person at Capri by Fraser, 80 Albert Street, Brisbane Queensland and virtually via an online platform at: https://meetnow.global/MVKJADK (Annual General Meeting, Meeting or AGM).

In addition to this Notice of Meeting, Shareholders should visit www.elevra.com where any further important information about the Annual General Meeting will be available.

How to attend and participate in the Meeting

In order to maximise Shareholder participation, the AGM will be held as a Hybrid Meeting again this year, meaning that Shareholders may attend in person or virtually.

Attending physically

If attending in person, please attend the Meeting on the date and at the place set out above. If you wish to attend the Meeting, please arrive 30 minutes prior to the start of the Meeting to facilitate the registration process.

Attending online

Shareholders and their proxies, attorneys or corporate representatives will be able to participate in the Meeting online (including listening to the Meeting live, viewing slides, asking questions or making comments during the Meeting (verbally or in writing) and voting during the Meeting) from their computer or mobile device via the Computershare online virtual meeting platform at https://meetnow.global/MVKJADK.

The Computershare online virtual meeting platform is accessible on any internet browser.

Upon entering the URL noted above, Shareholders (or their attorneys or corporate representatives) should then log in to the virtual meeting by entering:

(a)	for Australian residents:

•	their “username” which is their SRN/HIN; and

•	their “password”, which for Australian residents is their postcode; or

(b)	for overseas residents, their “username” which is their SRN/HIN and their “password” which is their three letter country code.

To register as a Proxyholder, access the meeting by clicking on the link in the invitation email sent to you or select ‘invitation’ and enter your invitation code provided in the email. Alternatively, contact the Company’s share registry, Computershare Investor Services, on +61 3 9415 4024 for further assistance.

More information regarding virtual attendance at the Meeting (including how to vote, comment and ask questions virtually during the Meeting) is available in the Computershare Online Meeting Guide (attached).

Technical difficulties may arise during the course of the AGM. The Chair has discretion as to whether and how the AGM should proceed in the event that a technical difficulty arises. In exercising their discretion, the Chair will have regard to the number of Shareholders impacted and the extent to which participation in the business of the Meeting is affected. Where they consider it appropriate, the Chair may continue to hold the AGM and transact business, including conducting a poll and voting in accordance with valid proxy instructions. For this reason, Shareholders are encouraged to lodge a directed proxy ahead of the AGM, even if they plan to attend the AGM online or in person.

Participation in the Meeting

The Company welcomes the participation of Shareholders in the Meeting. Shareholders who attend the Meeting (both in person and via the online platform) will be provided with a reasonable opportunity to ask questions about, or make comments on, the management of the Company. Similarly, a reasonable opportunity will be given to Shareholders as a whole to ask questions of the Company’s external auditor as set out in the Explanatory Notes. For information relating to voting in respect of the Meeting please see pages 5 and 6 of this Notice of Meeting.

Items of Business

The items of business should be read in conjunction with the Explanatory Notes. The Explanatory Notes form part of this Notice of Meeting.

Financial and other Reports

To receive, consider and discuss the Company’s Financial Report, Directors’ Report and Auditor’s Report for the year ended 30 June 2025.

Resolution 1 - Adoption of Remuneration Report

To consider and, if thought fit, pass the following non-binding resolution as an ordinary resolution:

“That, for the purposes of section 250R(2) of the Corporations Act, the Remuneration Report for the year ended 30 June 2025 is adopted.”

Under section 250R(3) of the Corporations Act, the vote on this resolution is advisory only and will not bind the Directors or the Company.

A voting exclusion statement applies to this resolution and is set out in the Explanatory Notes.

Resolution 2 – Election of Director – Dawne Hickton

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That, for the purpose of rule 7.1(c) of the Constitution, ASX Listing Rule 14.4 and for all other purposes, Dawne Hickton, who was appointed as a non-executive Director on 30 August 2025, retires and being eligible is elected as a Director of the Company.”

Resolution 3 – Election of Director – Jeffrey Armstrong

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That, for the purpose of rule 7.1(c) of the Constitution, ASX Listing Rule 14.4 and for all other purposes, Jeffrey Armstrong, appointed as a non-executive Director on 30 August 2025, retires and being eligible is elected as a Director of the Company.”

Resolution 4 – Election of Director – Jorge Beristain

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That, for the purpose of rule 7.1(c) of the Constitution, ASX Listing Rule 14.4 and for all other purposes, Jorge Beristain, appointed as a non-executive Director on 30 August 2025, retires and being eligible is elected as a Director of the Company.”

Resolution 5 – Election of Director – Christina Alvord

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That, for the purpose of rule 7.1(c) of the Constitution, ASX Listing Rule 14.4 and for all other purposes, Christina McLachlan Alvord, appointed as a non-executive Director on 30 August 2025, retires and being eligible is elected as a Director of the Company.”

Resolution 6 – Ratification of agreement to issue Options to RCF VIII

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, the agreement to issue 8,000,000 Elevra Options (post-consolidation) under the Option Deed announced on 12 August 2025 (including any subsequent Elevra Shares issued as a result of the exercise of these Elevra Options and including, for the avoidance of doubt, the Tranche 1 Options, comprising 2,723,613 Options (on a post-consolidation basis), which were issued to RCF VIII on 4 September 2025), is ratified and approved, as summarised in the Explanatory Notes in the Notice of Meeting.”

A voting exclusion statement applies to this resolution and is set out in the Explanatory Notes.

Resolution 7 – Approval of Equity Incentive Plan and issues of securities under it

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 7.2, exception 13(b) and for all other purposes, the Company’s Equity Incentive Plan Rules, as summarised in Schedule 1 to the Explanatory Notes accompanying this Notice of Meeting, and the issue of up to 8,422,942* equity securities under the Company’s Equity Incentive Plan over the next three years and as otherwise described in the Explanatory Notes in the Notice of Meeting, are approved.”

A voting exclusion statement applies to this resolution and is set out in the Explanatory Notes.

* Please note: This figure is not an indication of the actual number of equity securities that will be issued under the Equity Incentive Plan but is rather a "ceiling" for the purposes of Listing Rule 7.2 (Exception 13(b)).

Resolution 8 – Grant of STI Performance Rights to the CEO and Managing Director

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That approval be given for all purposes, including ASX Listing Rule 10.14, for the grant of 108,088 STI Performance Rights to the Chief Executive Officer and Managing Director, Mr. Lucas Dow for the year ended 30 June 2025 under the Company’s Equity Incentive Plan and on the terms described in the Explanatory Notes in the Notice of Meeting.”

A voting exclusion statement applies to this resolution and is set out in the Explanatory Notes.

Resolution 9 – Grant of LTI Performance Rights to the CEO and Managing Director

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That approval be given for all purposes, including ASX Listing Rule 10.14, for the grant of 226,470 LTI Performance Rights to the Chief Executive Officer and Managing Director, Mr. Lucas Dow for the year ended 30 June 2025 under the Company’s Equity Incentive Plan and on the terms described in the Explanatory Notes in the Notice of Meeting.”

A voting exclusion statement applies to this resolution and is set out in the Explanatory Notes.

Voting and Proxy Information

Voting on Resolutions

All Resolutions will be decided by poll.

Voting Eligibility

The time for determining eligibility to vote at the Meeting is set out on the front page of the Notice of Meeting. Only those Shareholders entered on the register of Shareholders at that time will be entitled to participate and vote at the Meeting, either in person, by proxy or attorney, or in the case of a corporate Shareholder, by a body corporate representative. Share transfers registered after that time will be disregarded in determining voting entitlements at the Meeting.

Voting in person

Shareholders entitled to vote at the Meeting (or their proxies, attorneys or corporate representatives who have been properly appointed – refer below) may attend the Meeting and vote in person.

For those participating electronically, voting will occur via the online platform at https://meetnow.global/MVKJADK in accordance with the provisions of this Notice, the instructions for voting set out on that platform and in the Computershare Online Meeting Guide accompanying this Notice.

Voting by proxy

Shareholders entitled to vote at the Meeting may appoint a proxy to participate and vote on their behalf. To appoint a proxy, a Shareholder should complete the Proxy Form and submit that completed Proxy Form online, by mobile, by post or by fax in accordance with the instructions set out below.

A proxy need not be a Shareholder of the Company.

A Shareholder who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the Shareholder appoints 2 proxies and the appointment does not specify the proportion or number of the Shareholder’s votes each proxy may exercise, then in accordance with section 249X(3) of the Corporations Act, each proxy may exercise one-half of the votes.

If proxy holders vote, they must cast all directed proxies as directed. Any directed proxies which are not voted will automatically default to the Chair, who must vote the proxies as directed.

The Chair intends to vote undirected proxies in favour of Resolutions 1 to 9. In exceptional circumstances, the Chair may change their voting intention on any Resolution, in which case an ASX announcement will be made.

A proxy is not revoked by the appointing shareholder attending and taking part in the meeting, unless the appointing shareholder votes at the meeting on a resolution for which the proxy is proposed to be used. In which case, the proxy must not vote on the resolution.

In relation to Resolutions 1, 7, 8 and 9:

•	If a Shareholder appoints a member of the Key Management Personnel (which includes each of the Directors) other than the Chair, or a Closely Related Party of such a member, as a proxy, they will not be able to vote as your proxy on Resolutions 1, 7, 8 and 9 unless you direct them how to vote. If you intend to appoint any of those persons as your proxy, you should ensure that the appointment directs the proxy how to vote (by marking "For", "Against" or "Abstain"); and

•	A Shareholder who appoints the Chair as their proxy can direct them how to vote (in the manner specified above). If the Chair is appointed as proxy, and has not been directed how to vote, then by submitting the Proxy Form a Shareholder will be expressly authorising the Chair to exercise the undirected proxy, even though the Resolutions are connected, directly or indirectly, with the remuneration of the Company’s KMP.

To vote by proxy, please complete the Proxy Form. Completed Proxy Forms should be sent to the Company's share registrar, Computershare Investor Services Pty Ltd, as follows:

Online or by mobile:	Enter the control number, SRN/HIN and postcode shown on the first page of the proxy form at: www.investorvote.com.au

By post:	Elevra Lithium Limited C/- Computershare Investor Services Pty Ltd GPO Box 242 Melbourne VIC 3001 Australia

By fax:	Elevra Lithium Limited C/- Computershare Investor Services Pty Ltd (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555

Custodian voting:	For Intermediary Online subscribers only: www.intermediaryonline.com

Completed Proxy Forms must be received by Computershare Investor Services Pty Ltd by no later than 10:30am (AEST / Brisbane time) on Wednesday, 19 November 2025.

For all enquiries regarding how to vote, contact Computershare Investor Services Pty Ltd on 1300 850 505 (within Australia) or +61 3 9415 4000 (outside Australia).

Attorneys & corporate representatives

Shareholders entitled to vote at the Meeting may, by a power of attorney, appoint an attorney to participate in and vote at the Meeting.

Corporate Shareholders entitled to vote at the Meeting may appoint an individual to act as their representative to attend and vote at the Meeting. The Company will require a certificate of appointment of the representative to be executed by the Shareholder in accordance with the Corporations Act. An appointment form may be obtained from Computershare Investor Services Pty Limited by calling 1300 850 505 (within Australia) or +61 3 9415 4000 (outside Australia) or from www.investorcentre.com/au under “Printable Forms”.

The power of attorney should be received by Computershare Investor Services Pty Limited by 10:30am (AEST / Brisbane time) on Wednesday, 19 November 2025 in either of the following ways:

•	by post to GPO Box 2975 Melbourne VIC 3001 Australia

•	by fax from within Australia 1800 783 447; from outside of Australia +61 3 9473 2555

The certificate of appointment must be received by the Company in advance of the Meeting.

By order of the Board

Dylan Darbyshire-Roberts
Company Secretary

Dated this 20 day of October 2025

Explanatory Notes

These Explanatory Notes have been prepared to provide Shareholders with important information regarding the items of business proposed for consideration at the Annual General Meeting of the Company.

The Directors urge Shareholders to read these Explanatory Notes in full before making any decision in relation to the Resolutions. The Directors also recommend that Shareholders read the instructions on the Proxy Form in full if they intend to vote by proxy.

Capitalised terms in this Notice of Meeting are defined in the Glossary on pages 20-21.

Financial and other Reports

The Financial Report of the Company for the year ended 30 June 2025, together with the Directors’ Report and the Auditor’s Report for that same period, will be tabled at the Annual General Meeting.

This item of business provides a reasonable opportunity for Shareholders to comment on and ask questions about the financial condition of the Company, as well as its business, operations and management. There is no requirement for Shareholders to approve these reports.

The Company’s Auditor, Mr. Andrew Carrick of Ernst & Young, will be present at the Annual General Meeting and Shareholders will have a reasonable opportunity to ask the Auditor questions about the conduct of the audit, the preparation and content of the Auditor’s Report, the Company’s accounting policies, and the independence of the Auditor.

In addition to taking questions at the Meeting, written questions to the Chair about the management of the Company, or to the Company’s Auditor about the content of the Auditor’s Report or the conduct of the audit, may be submitted to the Company by no later than 5:00pm (AEST / Brisbane) on Friday, 14 November 2025 (to its registered office at Level 28, 10 Eagle Street Brisbane QLD 4000 or by email to info@elevra.com).

There may not be sufficient time available at the Meeting to address all of the questions raised. Please note that individual responses will not be sent to Shareholders.

Resolution 1 – Adoption of Remuneration Report

Section 250R(2) of the Corporations Act requires that, at a listed company’s annual general meeting, a resolution that the company’s remuneration report be adopted be put to the vote. The Remuneration Report for the Company can be found in the Directors’ Report contained in the Company’s 2025 Annual Report.

The Remuneration Report contains information regarding:

•	remuneration policy and strategy;

•	the structure of non-executive Director, CEO and certain other senior executive remuneration arrangements, and how the Company seeks to align senior executive remuneration with Company performance; and

•	the remuneration of non-executive Directors, the CEO and certain other senior executives for the year ended 30 June 2025.

This item provides a reasonable opportunity for Shareholders as a whole to comment on, and ask questions about, the Remuneration Report.

The vote on Resolution 1 is advisory only and will not bind the Company or the Directors of the Company.

However, the Board will take the outcome of the vote into consideration when reviewing the Company’s remuneration practices and policies.

Directors' recommendation and voting intention

The Directors consider that adoption of the Remuneration Report is in the best interests of Shareholders and unanimously recommend that Shareholders vote in favour of Resolution 1.

The Chair intends to vote any available, undirected proxies in favour of Resolution 1.

Voting exclusion statement

The Company will disregard any votes cast on Resolution 1:

•	by or on behalf of a member of the Company’s Key Management Personnel named in the Company’s Remuneration Report for the year ended 30 June 2025 or their Closely Related Parties, regardless of the capacity in which the vote is cast; or

•	as a proxy by a person who is a member of the Company’s Key Management Personnel at the date of the AGM or their Closely Related Parties,

unless the vote is cast as proxy for a person entitled to vote on Resolution 1:

•	in accordance with a direction as to how to vote on the Proxy Form; or

•	by the Chair pursuant to an express authorisation to exercise the proxy even though Resolution 1 is connected with the remuneration of the Company’s Key Management Personnel.

Resolutions 2, 3, 4 and 5 – Election of Directors

Following completion of the merger with Piedmont Lithium Inc, on 30 August 2025:

•	Mr. Paul Crawford and Mr. Philip Lucas resigned as Non-Executive Directors of the Company; and

•	Ms Dawne Hickton, Mr. Jeffrey Armstrong, Mr. Jorge Beristain and Ms. Christina Alvord were appointed as a Non-Executive Directors of the Company pursuant to rule 7.1(b) of the Constitution. As such, each of these Directors must stand for election at the Meeting.

Qualifications and other material directorships

A description of the experience and qualifications of those Directors seeking election or re-election is set out below.

Dawne Hickton Non-Executive Director since 30 August 2025

Qualifications/Experience

Ms. Hickton was appointed as a Non-Executive Director of the Company on 30 August 2025.

On 1 September 2025, she was appointed as Chair of the Board and as Chair of the Company’s Nomination and Remuneration Committee.

Ms. Hickton is an experienced executive with extensive exposure to a variety of industries. She has held various leadership roles, including serving as Vice Chair, President, and CEO of RTI International Metals, a leading producer of titanium mill products and fabricated metal components.

Ms. Hickton’s expertise spans strategic planning, operations and corporate governance, making her well suited to Chair the Board of Elevra Lithium.

Directorships of other listed companies:

Commercial Metals Company (NYSE:CMC) - Non-Executive Director.

Jeffrey Armstrong Non-Executive Director since 30 August 2025

Qualifications/Experience

Mr. Armstrong was appointed as a Non-Executive Director of the Company on 30 August 2025.

Prior to his appointment as a Non-Executive Director of the Company, Mr. Armstrong was Chair of Piedmont Lithium Inc. Mr. Armstrong has experience in financial management and corporate strategy. Mr. Armstrong's financial expertise will support the Company's fiscal oversight and strategic financial planning.

Mr. Armstrong also worked as an investment banker in the late 1980s and 1990s for Citigroup and Morgan Stanley. Mr. Armstrong worked as an investment banker for 35 years, including serving as CEO of North Inlet Advisors, Head of M&A and Corporate Finance at Wachovia, and a Managing Director at CitiGroup. Mr. Armstrong resides in Charlotte, NC and is actively engaged in the community.

He earned a Master of Business Administration from the Darden School of Business, received a Bachelor of Science from the McIntire School of Commerce, and is a Chartered Financial Analyst.

Directorships of other listed companies:

Nil.

Jorge Beristain Non-Executive Director since 30 August 2025

Qualifications/Experience

Mr. Beristain was appointed as a Non-Executive Director of the Company on 30 August 2025. Prior to his appointment as a Non-Executive Director of the Company, Mr. Beristain was Chair of the Audit Committee of Piedmont Lithium Inc. for a period of six (6) years prior to the merger.

Most recently Mr. Beristain was the Vice President of Finance for Ryerson Holding Corporation (NYSE: RYI) from 2022 to 2025 and served on the Board of Directors of Ryerson China Limited in 2024 and 2025. With revenue of over $5 billion, Ryerson is a leading value-added processor and distributor of industrial metals with over 110 global locations, supplying the industrial, transport, consumer, construction and energy sectors. He previously served as the Chief Financial Officer of Central Steel & Wire Co., a wholly owned subsidiary of Ryerson, since 2019 where he was integral to its financial transformation.

From 2000 to 2017, Mr. Beristain served as Managing Director and Head of Deutsche Bank AG's Americas Metals & Mining equity research, where he was consistently ranked by institutional investors as one of the top analysts in the U.S.

During his more than 20-year career on Wall Street, Mr. Beristain has lived and worked in the U.S., Latin America, and Canada and visited hundreds of industrial companies worldwide.

Mr. Beristain's financial acumen and industry insights will enhance the Merged Group’s board strategic financial oversight.

Mr. Beristain received a Bachelor of Commerce from the University of Alberta and is a Chartered Financial Analyst (CFA) holder.

Directorships of other listed companies:

Nil.

Christina Alvord Non-Executive Director since 30 August 2025

Qualifications/Experience

Ms. Alvord was appointed as a Non-Executive Director of the Company on 30 August 2025.

Ms. Alvord has a strong background in industrial business leadership and corporate governance, with extensive operating experience across multiple industries, including mining. Ms. Alvord’s operating expertise, strategic acumen and experience across multiple public industrial boards will contribute to the Merged Group’s Board oversight and decision-making processes.

Ms. Alvord earned degrees in Mechanical Engineering and Political Science from MIT and an MBA from Harvard Business School. She began her career as a consultant at McKinsey & Co.

Directorships of other listed companies:

Apogee Enterprises Inc (Nasdaq)- Non-Executive Director.

Albany International Corp (NYSE) - Non-Executive Director.

Independence

The Board has determined that, if elected:

(a)	Ms. Dawne Hickton, Mr. Jeffrey Armstrong, Mr. Jorge Beristain and Ms. Christina Alvord will be independent Directors; and

(b)	Ms. Dawne Hickton will remain the independent Chair of the Company.

Directors' recommendation and voting intention

The Directors consider that the election of each of these Directors is in the best interests of Shareholders and unanimously recommend that Shareholders vote in favour of Resolution 2 (with Ms. Dawne Hickton abstaining), Resolution 3 (with Mr. Jeffrey Armstrong abstaining), Resolution 4 (with Mr. Jorge Beristain abstaining) and Resolution 5 (with Ms. Christina Alvord abstaining).

Reasons for the Board's recommendation in respect of the election of Ms. Dawne Hickton, Mr. Jeffrey Armstrong, Mr. Jorge Beristain and Ms. Christina Alvord include:

(a)	their extensive knowledge of the business and assets of Piedmont Lithium Inc. which has merged with the Company;

(b)	their extensive experience as a senior executive and director of both public and private companies with global operations and activities relevant to those of the Company; and

(c)	the range of diversity, skills and experience each brings to the Board which, together with the incumbent Directors, ensures an appropriately diverse skills matrix for the Board.

The Chair intends to vote any undirected proxies in favour of Resolutions 2, 3, 4 and 5.

Resolution 6 – Ratification of agreement to issue Options to RCF VIII

On 12 August 2025, the Company announced that it had entered into an option deed with Resource Capital Fund VIII L.P. (RCF VIII) (Options Deed) to facilitate an extension to the Subscription Agreement between RCF VIII and the Company dated 19 November 2024 (as amended from time to time) (the RCF VIII Subscription Agreement), under which RCF VIII agreed to subscribe for 8,000,000 options (on a post-consolidation basis) (Options) to be issued in two tranches:

•	The first tranche of Options shall be such number of Options that results in RCF VIII holding an interest of 9.99% of all issued capital in the Company (Tranche 1 Options); and

•	The second tranche of Options are to be issued subject to applicable regulatory approvals and shall be the number of Options that is 8,000,000 (on a post-consolidation basis) less the Tranche 1 Options (Tranche 2 Options).

The Options may be exercised at any time from the date of issue to 5.00pm (Brisbane time) on 31 December 2028 in parcels of no less than 1,333,333 Options. The Options are transferrable. The exercise price is $AU4.80 per Option (on a post-consolidation basis) and each Option entitles the holder to the issue of one Elevra Share. If all Options are exercised in full, this would amount to a capital injection of approximately AU$38 million.

The Tranche 1 Options, comprising 2,723,613 Options (on a post-consolidation basis), were issued to RCF VIII on 4 September 2025.

The Tranche 2 Options, comprising 5,276,387 Options will be issued to RCF VIII subject to receipt of all applicable regulatory approvals.

ASX Listing Rules 7.1 and 7.4

Broadly speaking, and subject to a number of exceptions, ASX Listing Rule 7.1 limits the number of shares that a listed company can issue without the approval of its shareholders over any 12-month period to 15% of the fully paid ordinary shares it had on issue at the start of that period.

The agreement to issue the Options did not fit within any of the exceptions to ASX Listing Rule 7.1 and, as it has not yet been approved by Elevra Shareholders, it effectively uses up part of Elevra’s placement capacity under ASX Listing Rule 7.1. This reduces Elevra’s capacity to issue further securities without approval under ASX Listing Rule 7.1 for the 12-month period following the agreement to issue the Options.

ASX Listing Rule 7.4 provides an exception to ASX Listing Rule 7.1. It provides that where a company in a general meeting ratifies the previous issue of, or agreement to issue, securities made pursuant to ASX Listing Rule 7.1 (and provided that the previous issue did not breach Listing Rule 7.1), those securities will be deemed to have been made with shareholder approval for the purpose of ASX Listing Rule 7.1.

Elevra wishes to retain as much flexibility as possible to issue additional securities in the future without having to obtain Shareholder approval for such issue. To this end, Resolution 6 seeks approval of Elevra Shareholders pursuant to Listing Rule 7.4 to ratify the agreement to issue the Tranche 1 Options under ASX Listing Rule 7.1.

If Resolution 6 is:

•	approved by Elevra Shareholders, the Options will be excluded in calculating Elevra’s 15% placement capacity under ASX Listing Rule 7.1, effectively increasing the number of securities it can issue without Elevra Shareholder approval over the 12-month period following the issue date of the Options If Resolution 6 is approved by Elevra Shareholders, the issuance of the underlying Elevra Shares in connection with such Options are expected be excluded in calculating Elevra’s 15% placement capacity in accordance with Listing Rule 7.2, Exception 9; and

•	not approved by Elevra Shareholders, the Options will be included in calculating Sayona’s 15% placement capacity under ASX Listing Rule 7.1, effectively decreasing the number of securities it can issue without Shareholder approval over the 12-month period following the issue date of the Options.

Information required under ASX Listing Rule 7.5

Pursuant to and in accordance with ASX Listing Rule 7.5, the following information is provided in relation to the ratification of the issue of the Options:

•	The Options were agreed to be issued to RCF VIII partly in consideration for the extension to the RCF VIII Subscription Agreement until 31 December 2025 and partly to raise additional capital for the Company at a 14% premium to the closing price on 11 August 2025 (and at the same price as the issue price under the RCF VIII Subscription Agreement). At the time of the agreement to issue the Options, RCF VIII was not:

•	a related party of Elevra;

•	a member of the Elevra’s key management personnel;

•	a substantial shareholder of Elevra;

•	an adviser to Elevra; or

•	an Associate of any of the above.

For completeness, it is noted that at the time Elevra issued the Tranche 1 Options on 4 September 2025, RCF VIII was a substantial shareholder of Elevra, having been issued Shares under the RCF VIII Subscription Agreement, with such issuance approved by Elevra Shareholders at the Extraordinary General Meeting dated 31 July 2025.

•	The Tranche 1 Options were issued on 4 September 2025. If Resolution 6 is approved by Elevra Shareholders, the Tranche 2 Options must be issued within 3 months after the date of the Annual General Meeting in order for the Tranche 2 Options to be excluded in calculating Elevra’s 15% placement capacity under ASX Listing Rule 7.1.

•	The Company agreed to issue 8,000,000 Options (on a post-consolidation basis) to RCF VIII at an exercise price of AU$4.80 per Option (on a post-consolidation basis) which may be exercised at any time from the date of issue until to 5.00pm (Brisbane time) on 31 December 2028. If all Options are exercised in full, this would raise aggregate proceeds of approximately AU$38 million.

•	Upon exercise of the Options, RCF VIII will receive fully paid ordinary shares in the capital of Elevra which rank equally in all respects with the existing Shares on issue.

•	The proceeds from the issue of the Options (if exercised) is intended to be applied to value accretive spend by the Company, such as activities to progress the Moblan Lithium Project, Ewoyaa Lithium Project and Carolina Lithium Project.

•	A summary of the terms to the Options Deed are set out above and can be found in the Company’s ASX announcement “Merger Update and RCF Extension” on 12 August 2025.

•	A voting exclusion statement is included in this Notice of Meeting and is set out below.

Directors' recommendation and voting intention

The Directors consider that the ratification of the issue of Options to RCF VIII is in the best interests of both the Company and Shareholders and unanimously recommend that Shareholders vote in favour of Resolution 6.

The Chair of the Meeting intends to vote any undirected proxies in favour of Resolution 6.

Voting exclusion statement

The Company will disregard any votes cast in favour of Resolution 6 by or on behalf of RCF VIII or any of its associates, unless the vote is cast on Resolution 6:

•	as proxy or attorney for a person entitled to vote on Resolution 6 in accordance with a direction given to the proxy or attorney to vote on Resolution 6 in that way; or

•	as proxy or attorney for a person entitled to vote on Resolution 6 by the Chair of the meeting pursuant to an express authorisation to exercise the proxy as the Chair of the meeting decides; or

•	by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

‒	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an Associate of a person excluded from voting, on Resolution 6; and

‒	the holder votes on Resolution 6 in accordance with directions given by the beneficiary to the holder to vote in that way.

Resolution 7 – Approval of Equity Incentive Plan and issues of securities under it

The Company has operated an Employee Share and Option Plan (ESOP) since 2022. The purpose of the ESOP is to assist in the reward, retention, and motivation of eligible participants, and attract new employees and/or officers to the Group through the offer of performance rights and/or options.

In 2022, the Company obtained shareholder approval pursuant to Listing Rule 7.2, exception 13(b) to exempt future issues of securities made pursuant to the ESOP from the 15% limit under Listing Rule 7.1 (2022 Approval).

The 2022 Approval expires in November 2025. Following completion of the merger with Piedmont Lithium Inc, the Company wishes to adopt the Equity Incentive Plan (EIP) for the combined Group. A summary of the key terms of the EIP is contained in Schedule 1 to the Explanatory Notes.

Accordingly, Resolution 7 seeks Shareholder approval of the EIP and the issue of securities and giving of benefits under the EIP for a period of three years, for the purposes of Listing Rule 7.2 (Exception 13(b)).

Listing Rule Approval

Broadly speaking, and subject to a number of exceptions, Listing Rule 7.1 limits the number of equity securities (including Shares, Performance Rights and Options) that a listed company can issue without the approval of its shareholders over any 12-month period to 15% of the fully paid ordinary shares it has on issue at the start of that period.

Listing Rule 7.2 sets out a number of exceptions to the 15% limit imposed by Listing Rule 7.1. In particular, exception 13(b) provides that Listing Rule 7.1 does not apply to an issue of equity securities under an employee incentive scheme (such as the EIP) if, among other things, within three years before the issue, shareholders have approved the issue of equity securities under the relevant scheme as an exception to Listing Rule 7.1.

To this end, Resolution 7 seeks Shareholder approval for the purposes of Listing Rule 7.2 (exception 13(b)) for the EIP, so that the issue of Shares, Performance Rights or Options (and Shares allocated on the vesting of those Performance Rights or Options) under the EIP will be excluded from the 15% limit imposed by Listing Rule 7.1 for a period of three years from the date of approval.

It is noted that any issue of securities under the EIP to a person listed in Listing Rule 10.14 will require separate shareholder approval under Listing Rule 10.14, unless an exception applies.

Effect of approval

If Resolution 7 is passed, all securities granted under the EIP will be excluded from the 15% limit imposed by Listing Rule 7.1 for a period of three years from the date of the approval.

If Resolution 7 is not passed, the Company may still issue securities under the EIP, but these securities will be taken into account when calculating whether the 15% limit under Listing Rule 7.1 has been reached.

Information required by Listing Rule 7.2 (Exception 13(b))

In accordance with Listing Rule 7.2 (Exception 13(b)), the following information is provided in respect of the EIP:

Summary of material terms of the EIP	A summary of the rules of the EIP, as approved by the Board, is set out in Schedule 1 to these Explanatory Notes.
Number of securities issued under the: • EIP; • ESOPsince 2022 Approval

As at the date of this Notice, no securities have been issued under the EIP as it is a new Plan.

Since the 2022 Approval:

(a)       1,869,715 Performance Rights (on a post-consolidation basis); and

(b)       Nil employee options,

have been granted under the ESOP.

As at the date of this Notice, a total of:

(c)       1,771,386 Performance Rights remain on issue and unvested; and

(d)       Nil employee options remain on issue.

Maximum number of equity securities proposed to be issued under the EIP

The maximum number of equity securities proposed to be issued under the EIP, (if Shareholder approval is obtained under Resolution 7) during the three-year period from the date of approval is 8,422,942, being 5% of the Elevra issued capital at the date of this notice.

This figure is not an indication of the actual number of equity securities that will be issued under the Plan but is rather a "ceiling" for the purposes of Listing Rule 7.2 (Exception 13(b)).

Voting exclusion statement	A voting exclusion statement for Resolution 7 is included below.

Directors' recommendation and voting intention

The Directors consider that the EIP is an important element of the Company’s employment and retention strategy and that the issue of securities under it is in the best interests of Shareholders. Accordingly, the Directors unanimously recommend that Shareholders vote in favour of Resolution 7.

Each Director intends to vote all Shares controlled by them in favour of Resolution 7. The Chair intends to vote any undirected proxies in favour of Resolution 7.

Voting exclusion statement

The Company will disregard any votes cast on Resolution 7:

(a)	in favour of Resolution 7 by or on behalf of a person who is eligible to participate in the EIP or any of their associates, regardless of the capacity in which the vote is cast; or

(b)	as a proxy by a person who is a member of the Key Management Personnel at the date of the AGM or their closely related parties,

However, the Company will not disregard votes cast on Resolution 7 if they are cast:

(a)	as proxy or attorney for a person entitled to vote on Resolution 7, in accordance with the directions given to the proxy or attorney to vote on Resolution 7 in that way; or

(b)	the Chair of the Meeting as proxy for a person entitled to vote on Resolution 7 pursuant to an express authorisation to exercise the proxy as the Chair decides; or

(c)	by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on Resolution 7; and

(ii)	the holder votes on Resolution 7 in accordance with directions given by the beneficiary to the holder to vote in that way.

Resolutions 8 and 9 – Issue of Performance Rights to Managing Director & CEO

General

The proposed grants of Performance Rights to Mr. Lucas Dow, the Company’s Managing Director & Chief Executive Officer, under Resolutions 8 and 9, are key components of the Company’s remuneration arrangements for Mr. Dow. The Board considers that the proposed grants of FY2026 LTI and STI Performance Rights to Mr. Lucas Dow, who has the capacity to influence the long-term performance of the Company, is part of an Executive KMP framework that:

(a)	ensures there is effective alignment between shareholder wealth creation, performance and reward, taking into account the size and scope of the Company’s operations;

(b)	is appropriate to reward and retain the high performing team at Elevra; and

(c)	is aligned to achieving the Company’s purpose and strategic growth objectives.

In summary, Mr. Dow’s current total remuneration package for FY2026* is set out below.

*Please Note: As stated in the Company’s 2025 Annual Report (at page 72), following completion of the merger with Piedmont Lithium Inc, the newly constituted Elevra Board is reviewing the existing remuneration structure for the consolidated Group (including Mr. Dow’s remuneration package) to determine if any changes are required. The Elevra Board has appointed an independent remuneration consultant, Guerdon Associates, to assist it with this review. Subject to Guerdon Associates’ recommendations, the Elevra Board may vary Mr. Dow’s remuneration package for FY2026 and will make appropriate disclosures in this regard if this occurs.

Component	Maximum Award Value	Description	No. of Performance Rights and Applicable Vesting Conditions
1. Base Salary	$700,000	Mr. Dow’s current total fixed annual remuneration for FY2026 is $730,000 (being his Base Salary plus superannuation).
2. Short-Term Incentive (STI)	$735,000

Subject to satisfaction of the STI Performance Hurdles which will be measured at the end of FY2026.

50% of the STI award is settled in cash (a maximum of $367,500) no later than 30 September 2026 and 50% is settled in the form of deferred STI Performance Rights (a maximum of 108,088 STI Performance Rights) - with vesting of these deferred STI Performance Rights subject to a further 12-month employment condition (which is expected to be no later than 30 September 2027).

108,088 STI Performance Rights

• Subject to the STI Performance Hurdles set out in the “Performance hurdles applicable to the STI Performance Rights” section below

• Allocated using a face value methodology*

3. Long-Term Incentive (LTI)	$770,000

Subject to satisfaction of the LTI Performance Hurdle which will be measured at 30 June 2028.

100% of the LTI award is settled in Performance Rights (with vesting of these LTI Performance Rights expected to be no later than 31 August 2028).

226,470 LTI Performance Rights

• Subject to the LTI Performance Hurdle set out in the “Performance hurdle applicable to the LTI Performance Rights” section below

• Allocated using a face value methodology*

*The calculation of the above STI and LTI Performance Rights has been made by dividing the Maximum Award Values payable in equity by the 10-trading day VWAP of Elevra Shares following the release of the Company’s Annual Results on 29 August 2025, which was $3.40 (on a post-consolidation basis).

Equity Incentive Plan

The Company proposes, subject to obtaining Shareholder approval of Resolution 7, to issue:

(a)	108,088 STI Performance Rights; and

(b)	226,470 LTI Performance Rights,

(Performance Rights) pursuant to the EIP to Managing Director and CEO, Mr. Lucas Dow.

The Performance Rights will, subject to obtaining Shareholder approval of Resolution 7, be governed by the rules of the EIP and the terms and conditions (including Vesting Conditions) detailed below.

Resolution 8 (STI Performance Rights) and Resolution 9 (LTI Performance Rights) seek Shareholder approval for the issue of the Performance Rights to Mr. Lucas Dow under the EIP, and for the issue or transfer (as applicable) of Shares to Mr. Lucas Dow on the vesting and exercise of those Performance Rights.

Terms and conditions applicable to the Performance Rights

The Performance Rights will be subject to the EIP rules and the terms and conditions set out in the table below and under the “Performance hurdles applicable to the STI Performance Rights” and “Performance hurdles applicable to the LTI Performance Rights” sections. The material terms of the EIP are summarised in Schedule 1 to these Explanatory Notes.

Initial Allocation of Performance Rights

The Performance Rights that are to be allocated to Mr. Lucas Dow are as follows:

•      108,088 STI Performance Rights (Allocated STI Performance Rights); and

•      226,470 LTI Performance Rights (Allocated LTI Performance Rights).

Vesting Conditions

In order for a Performance Right to vest and become exercisable, certain conditions must be satisfied.

The conditions which must be satisfied in order for any Allocated STI Performance Rights to vest (STI Vesting Conditions) are:

•      satisfaction of the STI Performance Hurdles;

•      compliance by Mr. Lucas Dow with all Company policies and procedures during the period from the STI Grant Date to the STI Vesting Date; and

•      Mr. Lucas Dow remaining employed with the Company or a subsidiary of the Company from the STI Grant Date to the STI Vesting Date (including the additional 12-month employment condition).

The conditions which must be satisfied in order for any Allocated LTI Performance Rights to vest (LTI Vesting Conditions) are:

•      satisfaction of the applicable LTI Performance Hurdle;

•      compliance by Mr. Lucas Dow with all Company policies and procedures during the period from the LTI Grant Date to the LTI Vesting Date, as determined by the Board; and

•      Mr. Lucas Dow remaining employed with the Company or a subsidiary of the Company from the LTI Grant Date to the LTI Vesting Date, subject to the cessation of employment provisions below.

Quantity of Performance Rights that vest

If the STI Vesting Conditions are satisfied, the number of Allocated STI Performance Rights that will vest is as determined in accordance with the Performance Hurdles applicable to the STI Performance Rights (see below) (Vested STI Performance Rights).

If the LTI Vesting Conditions are satisfied, the number of Allocated LTI Performance Rights that will vest is as determined in accordance with the Performance Hurdle applicable to the LTI Performance Rights (see below) (Vested LTI Performance Rights).

Vesting Dates

Vested STI Performance Rights will vest on the date that the Company notifies Mr Lucas Dow of that vesting (STI Vesting Date) which is expected to be no later than 30 September 2027 (including the additional 12-month employment condition).

Vested LTI Performance Rights will vest on the date that the Company notifies Mr Lucas Dow of that vesting (LTI Vesting Date) which is expected to be no later than 31 August 2028.

Any Allocated STI Performance Rights or Allocated LTI Performance Rights which fail to vest on or before the applicable vesting date will automatically lapse.

Exercise

Vested STI Performance Rights will be capable of being exercised at any time before the date which is two years after the STI Vesting Date (STI Expiry Date) by delivery of a signed notice of exercise to the Company. Any Vested STI Performance Rights not exercised by the STI Expiry Date will expire.

Vested LTI Performance Rights will be capable of being exercised at any time before the date which is two years after the LTI Vesting Date (LTI Expiry Date) by delivery of a signed notice of exercise to the Company. Any Vested LTI Performance Rights not exercised by the LTI Expiry Date will expire.

New issues	The Performance Rights do not confer a right on Mr. Lucas Dow to participate in new issues of securities (including entitlement issues or bonus issues) unless and until the Vesting Conditions have been satisfied and the Performance Rights have been converted into Shares.
Change of Control	The EIP contains terms related to a change of control event. In summary, if a change of control event occurs the Board may decide that some or all of a participant’s Performance Rights will vest or lapse/be forfeited.
Cessation of employment

Unless the Board determines otherwise, where Mr. Lucas Dow’s employment is terminated:

•      for cause or he resigns, his unvested Performance Rights will lapse; or

•      in other circumstances, a pro rata portion of his unvested Performance Rights (based on the proportion of the performance period that he is employed by the Company) will remain on foot and will be tested in the ordinary course as though he had not ceased employment. The remainder of the Performance Rights will lapse.

Any vested but unexercised Performance Rights will remain on foot if Mr. Lucas Dow’s employment is terminated, unless the Board determines otherwise.

Clawback and malus	The Board maintains a broad discretion under the EIP to lapse, forfeit or clawback awards of Performance Rights and the proceeds of those awards in appropriate circumstances. Such circumstances include where an employee has committed any act of fraud or gross misconduct in relation to the affairs of Elevra, acted in a manner which brings the Company into disrepute or negatively impacts the Company’s reputation in a material way, or materially breached their duties or obligations to Elevra, The discretion also extends to situations where vesting or release of Performance Rights is not justified or supportable in the opinion of the Board.

Performance hurdles applicable to the STI Performance Rights

The Board has set the following performance objectives for Mr. Lucas Dow which are used to determine the number of Allocated STI Performance Rights which vest for the financial year ending 30 June 2026 (Performance Hurdles).

Performance Hurdles	Description of Hurdle	Weight
Safety, Sustainability and Risk Management	Identified safety, sustainability and risk initiatives and metrics developed and approved by the Board for FY2026, including the continued improvement in the Company's safety, compliance and risk management performance indicators.	20%
Production	Annualised spodumene concentrate production targets.	30%
Financial	Annualised average unit costs per tonne of spodumene concentrate sold.	30%
Strategic	Identified strategic objectives for FY2026, including Project development, merger implementation and achievement of integration synergies approved by the Board.	20%
Total		100%

At the end of the financial year ending 30 June 2026, the Board will review Mr. Lucas Dow’s performance against the Performance Hurdles and will rate his performance reflecting the extent to which the Performance Hurdles were achieved during the year (Personal Performance Score).

The number of Allocated STI Performance Rights that vest on the STI Vesting Date (which is expected to be no later than 30 September 2027, including the additional 12-month employment condition) will be calculated as follows:

Vested STI Performance Rights = Allocated STI Performance Rights x Personal Performance Score (as a percentage)

Any Allocated STI Performance Rights that do not vest will lapse.

Performance hurdle applicable to the LTI Performance Rights

The LTI Performance Rights are subject to the RTSR hurdle described below (LTI Performance Hurdle).

The RTSR hurdle measures the Company’s Total Shareholder Return over a three-year period from 1 July 2025 to 30 June 2028 relative to the TSR of the Comparator Group.

For this hurdle:

•	“Total Shareholder Return” or “TSR” means, in respect of a company, the growth in a company’s share price together with the value of any dividends paid during the period (assuming that all of those dividends are reinvested into new shares); and

•	“Comparator Group” means each the following companies. The Board may adjust the Comparator Group to take into account events including, but not limited to, takeovers, mergers or de-mergers that might occur during the performance period:

Albemarle Corporation (NYSE:ALB)	Lithium Americas Corp. (TSX:LAC)
Pilbara Minerals Limited (ASX:PLS)	Vulcan Energy Resources Limited (ASX:VUL)
Mineral Resources Limited (ASX:MIN)	PMET Resources Inc. (TSX:PMET)
IGO Limited (ASX:IGO)	Ioneer Ltd (ASX:INR)
Critical Elements (TSXV:CRE)	Standard Lithium Ltd. (TSXV:SLI)
Liontown Resources Limited (ASX:LTR)	Core Lithium Ltd (ASX:CXO)
Sigma Lithium Corporation (TSXV:SGML)	Frontier Lithium (TSXV:FL)
Lithium Ionic (TSXV:LTH)	Winsome Resources Ltd (ASX:WR1)

Unless the Board determines otherwise, for the purposes of calculating a company’s TSR, the share price of the company:

•	at the start of the 3-year measurement period will be determined using the VWAP of that company’s shares over the 10 trading days from and including 1 July 2025; and

•	at the end of the 3-year measurement period will be determined using the VWAP of that company’s shares over the last 10 trading days prior to 30 June 2028.

The percentage of LTI Performance Rights that will be eligible to vest will be determined in accordance with the following table:

TSR of the Company relative to TSR of the Comparator Group	Vesting Percentage for LTI Performance Rights
At or above the 75th percentile	100%
Between the 50th percentile and 75th percentile	Pro-rata straight line vesting between 50% to 100%
At the 50th percentile	50%
Below the 50th percentile	Nil

The Board will assess the extent to which the vesting conditions have been satisfied. Where the compliance condition and the employment condition have both been satisfied (as determined by the Board), the number of LTI Performance Rights that vest is determined as follows:

Vested LTI Performance Rights = LTI Performance Rights x Vesting Percentage

Mr. Lucas Dow will be notified of the number of Vested LTI Performance Rights as soon as reasonably practicable after determination (expected to be no later than 31 August 2028). Any LTI Performance Rights that do not vest will lapse.

On exercise, Mr. Lucas Dow will be allocated one Share for each vested LTI Performance Right at no cost to him (unless the Board determines to make an equivalent value cash payment in lieu of an allocation of Shares).

ASX Listing Rule 10.14

ASX Listing Rule 10.14 provides that a listed company must not permit a Director to acquire equity securities under an employee incentive scheme unless it obtains the approval of its shareholders.

The proposed issue of the Performance Rights (and any resulting Shares) to Managing Director and CEO Mr. Lucas Dow requires the approval of Shareholders under ASX Listing Rule 10.14.

Specific information required by ASX Listing Rule 10.15

In accordance with the requirements of ASX Listing Rule 10.15, the following information is provided in relation to Resolutions 8 and 9:

(a)	Name of the Person: Mr. Lucas Dow.

(b)	Which category in Listing Rules 10.14.1 – 10.14.3 the person falls within and why: Mr. Lucas Dow falls within the category set out in ASX Listing Rule 10.14.1 by virtue of being a Director.

(c)	Number and class of securities that are proposed to be issued to the person under the scheme for which approval is being sought: The Performance Rights to be issued to Mr Lucas Dow comprise 108,088 STI Performance Rights and 226,470 LTI Performance Rights. The number of Performance Rights which will vest may be less than these numbers depending upon satisfaction of the Vesting Conditions set out above and the rules of the EIP (if approved by Shareholders).

(d)	Details (including the amount) of the director's current total remuneration package: Details of Mr. Lucas Dow’s current total annual remuneration package is set out in the table above.

(e)	The number of securities that have previously been issued to the person under the scheme and the average acquisition price (if any) paid by the person for those securities: Mr. Lucas Dow has previously been issued with 303,334 Performance Rights (on a post-consolidation basis) under the ESOP. These Performance Rights have been issued for nil consideration. As the EIP is a new Plan, no Performance Rights have been issued to Mr. Dow under it.

(f)	Summary of the material terms of the securities: A summary of the material terms and conditions applicable to the Performance Rights is set out above, and the rules of the EIP (as summarised in Schedule 1 to these Explanatory Notes).

(i)	For each Performance Right that vests and is exercised, the Company will allocate one Share. The Shares to be allocated upon conversion of the Performance Rights will be fully paid ordinary shares in the capital of the Company, which will be issued on the same terms and conditions as the Company's existing Shares and will rank equally in all respects with the Company's then existing Shares.

(ii)	The Performance Rights are unquoted performance rights to acquire ordinary shares. The Company has chosen to grant the STI Performance Rights and the LTI Performance Rights to Mr. Lucas Dow as it believes that:

A.	the proposed issue of those performance rights will provide a means to further motivate and reward Mr. Lucas Dow for achieving specified performance milestones linked to the strategic goals and targets of the Company; and

B.	it is a cost-effective remuneration structure which preserves the Company’s cash reserves whilst aligning the interests of Mr. Lucas Dow with those of all Shareholders.

(iii)	The value of the Performance Rights issued to Mr Lucas Dow will be approximately $367,500 in the case of the STI Performance Rights (with the other 50% of the STI award settled in cash) and $770,000 in the case of the LTI Performance Rights (as detailed in the table above).

(g)	The date or dates on or by which the entity will issue the securities to the person under the scheme: The Performance Rights will be issued to Mr. Lucas Dow no later than 3 years after the date of the Meeting.

(h)	The price at which the entity will issue the securities to the person under the scheme: The issue price of the Performance Rights will be nil and no amount is payable on vesting or exercise of the Performance Rights. Accordingly, no funds will be raised from the grant of the Performance Rights or on the vesting or exercise of the Performance Rights.

(i)	Loan: No loan is being made to Mr. Lucas Dow in connection with the acquisition of the Performance Rights (or any resulting Shares).

(j)	Details of any Performance Rights issued to Mr. Lucas Dow under the EIP will be published in the annual report of the Company relating to the period in which they are issued, along with a statement that approval for the issue was obtained under ASX Listing Rule 10.14.

(k)	Any additional persons covered by ASX Listing Rule 10.14 who become entitled to participate in an issue of Performance Rights under the EIP after the Resolution is passed and who were not named in this Notice will not participate until approval is obtained under ASX Listing Rule 10.14 or the grant is made under Listing Rule 10.16.

(l)	A voting exclusion statement has been included below and applies to both Resolutions 8 and 9.

Additional information required by ASX Listing Rule 14.1A

If Resolutions 8 and 9 are passed, the Company will be able to proceed with the issue of the Performance Rights to Mr. Lucas Dow under the EIP within three years after the date of the Meeting.

If Resolutions 8 and 9 are not passed, the Company will not be able to proceed with the issue of the Performance Rights to Mr. Lucas Dow under the EIP and may consider alternative forms of remuneration and incentivisation for Mr. Lucas Dow.

Resolutions 8 and 9 are not inter-conditional, which means that one can pass without the other. For example, if Resolution 8 does not pass, Resolution 9 may still pass if more than 50% of votes cast are in favour (and vice versa).

Directors' recommendation and voting intention

The Directors (other than Mr. Lucas Dow who did not participate in Board deliberations regarding this recommendation or the matters contemplated by Resolutions 8 and 9) consider the grant of the Performance Rights to Mr. Lucas Dow to be reasonable and otherwise appropriate in the circumstances, and that the ongoing retention and incentivisation of Mr. Lucas Dow, and the alignment of his interests with Shareholders, are in the best interests of Shareholders. Accordingly, those Directors (other than Mr. Lucas Dow) unanimously recommend that Shareholders vote in favour of Resolutions 8 and 9.

The Chair intends to vote any undirected proxies in favour of Resolutions 8 and 9.

Voting exclusion statement

The Company will disregard any votes cast on Resolutions 8 and 9:

•	in favour of the Resolutions by or on behalf of a person referred to in Rule 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in the EIP or any of their associates, regardless of the capacity in which the vote is cast; or

•	as a proxy by a person who is a member of the Company’s Key Management Personnel at the date of the AGM or their Closely Related Parties,

unless the vote is cast on Resolutions 8 or 9:

•	as proxy or attorney for a person entitled to vote on Resolutions 8 and 9 in accordance with directions given to the proxy or attorney to vote on the relevant Resolution in that way; or

•	by the Chair as proxy for a person entitled to vote on Resolutions 8 and 9, pursuant to an express authorisation to exercise the proxy as the Chair decides; or

•	by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

-	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the relevant Resolution; and

-	the holder votes on the relevant Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Glossary

Allocated LTI Performance Rights has the meaning given in the Explanatory Notes to Resolutions 8 and 9 – see “Performance hurdles applicable to the LTI Performance Rights” section.

Allocated STI Performance Rights has the meaning given in the Explanatory Notes to Resolutions 8 and 9 – see “Performance hurdles applicable to the STI Performance Rights” section.

Annual General Meeting, AGM or Meeting means the meeting convened by the Notice.

Associate has the same meaning as in the ASX Listing Rules.

ASX means ASX Limited (ACN 008 624 691) or the financial market operated by ASX Limited, as the context requires.

ASX Listing Rules or Listing Rules means the Listing Rules of ASX.

Board means the board of Directors of the Company, as constituted at the applicable time.

Chair means the chair of the Meeting.

Closely Related Party of a member of the Key Management Personnel means:

(a)	a spouse or child of the member;

(b)	a child of the member’s spouse;

(c)	a dependent of the member or the member’s spouse;

(d)	anyone else who is one of the member’s family and may be expected to influence the member, or be influenced by the member, in the member’s dealing with the entity;

(e)	a company the member controls; or

(f)	a person prescribed by the Corporations Regulations 2001 (Cth) for the purposes of the definition of ‘closely related party’ in the Corporations Act.

Company or Elevra means Elevra Lithium Limited (ACN 091 951 978).

Constitution means the Company’s constitution adopted by a special resolution on 28 November 2024, as amended from time to time.

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the directors of the Company at the applicable time, and Director means any one of them, as the context requires.

Employee Share and Option Plan or ESOP means the Company’s Employee Share and Option Plan, last approved by Shareholders on 16 November 2022, a summary of which is included in the Company’s Notice of Meeting dated 14 October 2022 and which is available on the ASX website at https://announcements.asx.com.au/asxpdf/20221014/pdf/45g9wb7xyqy08n.pdf

Equity Incentive Plan or EIP means the Company’s proposed Equity Incentive Plan, a summary of which is included in Schedule 1.

Explanatory Notes means the explanatory notes forming part of the Notice.

Group means the Company and its related bodies corporate (as defined in the Corporations Act).

Hybrid Meeting means a meeting of members held both at a physical location and also using Virtual Meeting Technology.

Key Management Personnel has the same meaning as in the accounting standards issued by the Australian Accounting Standards Board and means those persons having authority and responsibility for planning, directing and controlling the activities of the Company, or if the Company is part of a consolidated entity, of the consolidated entity, directly or indirectly, including any Director (whether executive or otherwise), or if the Company is part of a consolidated entity, of an entity within the consolidated group.

LTI Expiry Date has the meaning given in the Explanatory Notes to Resolutions 8 and 9 – see “Terms and conditions applicable to the Performance Rights” section.

LTI Grant Date means the date on which the LTI Performance Rights are issued.

LTI Performance Hurdles means the performance hurdles attached to the LTI Performance Rights set out in the Explanatory Notes to Resolutions 8 and 9 – see “Performance hurdles applicable to the LTI Performance Rights” section.

LTI Performance Rights means long-term incentive Performance Rights with the terms and conditions set out in the Explanatory Notes to Resolutions 8 and 9 – see “Terms and conditions applicable to the Performance Rights” and “Performance hurdles applicable to the LTI Performance Rights” sections.

LTI Vesting Conditions has the meaning given in the Explanatory Notes to Resolutions 8 and 9 – see “Terms and conditions applicable to the Performance Rights” section.

LTI Vesting Date has the meaning given in the Explanatory Notes to Resolutions 8 and 9 – see “Terms and conditions applicable to the Performance Rights” section.

Managing Director & CEO means the Managing Director and Chief Executive Officer of the Company.

Notice or Notice of Meeting means this notice of meeting including the Explanatory Notes and the Proxy Form.

Options means the 8,000,000 options (on a post-consolidation basis) to be issued to RCF VIII under the terms of the Option Subscription Deed as detailed in the Explanatory Notes to Resolution 6.

Performance Objectives has the meaning set out in the Explanatory Notes to Resolutions 8 and 9.

Performance Right means a right to be issued or transferred a Share, upon and subject to the terms of the ESOP and any applicable invitation or offer made under the ESOP as referred to in relation to Resolutions 8 and 9.

Personal Performance Score has the meaning set out in the Explanatory Notes to Resolutions 8 and 9 – see “Performance hurdles applicable to the STI Performance Rights” section.

Proxy Form means the proxy form made available to Shareholders for the purpose of the Meeting.

Remuneration Report means the remuneration report set out in the Directors’ report section of the Company’s annual financial report for the year ended 30 June 2025.

Resolutions means the resolutions set out in the Notice, or any one of them, as the context requires.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a registered holder of a Share.

STI Expiry Date has the meaning given in the Explanatory Notes to Resolutions 8 and 9 – see “Terms and conditions applicable to the Performance Rights” section.

STI Grant Date means the date on which the STI Performance Rights are issued.

STI Performance Hurdles means the performance hurdles attached to the STI Performance Rights set out in the Explanatory Notes to Resolutions 8 and 9 – see “Performance hurdles applicable to the STI Performance Rights” section.

STI Performance Rights means short term incentive Performance Rights with the terms and conditions set out in the Explanatory Notes to Resolutions 8 and 9 – see “Terms and conditions applicable to the Performance Rights” and “Performance hurdles applicable to the STI Performance Rights” sections.

STI Vesting Conditions has the meaning given in the Explanatory Notes to Resolutions 8 and 9 – see “Terms and conditions applicable to the Performance Rights” section.

STI Vesting Date has the meaning given in the Explanatory Notes to Resolutions 8 and 9 – see “Terms and conditions applicable to the Performance Rights” section.

Vested LTI Performance Rights has the meaning set out in the Explanatory Notes to Resolutions 8 and 9 – see “Terms and conditions applicable to the Performance Rights” section.

Vested STI Performance Rights has the meaning set out in the Explanatory Notes to Resolutions 8 and 9 – see “Terms and conditions applicable to the Performance Rights” section.

Vesting Conditions has the meaning set out in the Explanatory Notes to Resolutions 8 and 9 – see “Terms and conditions applicable to the Performance Rights” section .

Virtual Meeting Technology means any technology that allows a person to participate in a meeting without being physically present at the meeting.

VWAP means volume weighted average price of a company’s shares.

Schedule 1 to Explanatory Notes

Summary of material terms of the Equity Incentive Plan (Resolution 7).

Eligibility: Offers may be made at the Board’s discretion to an employee or Director of the Group or any other person who is declared by the Board to be eligible to receive a grant of securities under the EIP.

Offers under the EIP: The EIP provides flexibility for the Board to make offers of Rights, Options, and Restricted Shares (together, Incentive Securities) to participants. Rights are an entitlement to receive a fully paid share in the Company (or in certain circumstances, a cash equivalent payment) subject to satisfaction of specified conditions and where exercisable, compliance with any applicable exercise procedure. Options are an entitlement to receive a fully paid share in the Company (or in certain circumstances, a cash equivalent payment) subject to satisfaction of specified conditions and compliance with the applicable exercise procedure. Restricted Shares are fully paid shares in the Company that are subject to certain restrictions or conditions.

The Board may make offers of one or more of these forms of Incentive Security and has discretion to set the terms and conditions on which it will offer the Incentive Securities.

Restricted Shares: The EIP rules allow the Board to make offers of tax-exempt Restricted Shares and Restricted Shares purchased by salary sacrifice.

Vesting: Vesting of any Incentive Securities is subject to any vesting conditions determined by the Board. Vesting of Rights and Options may be satisfied through an allocation of Shares to the participant or the Board may determine to make a cash equivalent payment in lieu of shares.

Subject to the EIP rules and the terms of the offer document, any Incentive Securities will either lapse or be forfeited if the vesting conditions are not satisfied.

The Board may determine that vesting or Rights and Options, and allocation of Shares, will be delayed if it would occur during a period in which dealings are prohibited or the Board determines it would otherwise be inappropriate in the circumstances.

Dividend and voting rights: Rights and Options do not have any rights other than those under the EIP rules and offer documents and do not have any entitlement to dividend or voting rights. However, the Board may determine that a dividend equivalent payment will be paid to a participant following vesting or exercise of Rights or Options. Restricted Shares have the same dividend and voting rights as ordinary shares.

Cessation of employment: The Board has discretion to determine that some or all of a participant’s unvested Incentive Securities vest, lapse, are forfeited, are automatically exercised, are only exercisable for a prescribed period and will otherwise lapse, are subject to modified vesting conditions, and/or are no longer subject to some or any of the conditions or restrictions that previously applied, as a result of the participant ceasing employment with the Group.

Malus and clawback: The EIP rules contain provisions designed to prevent a participant from obtaining an inappropriate benefit. The Board may determine that some or all unvested Rights or Options, vested but unexercised Rights or Options, shares (including Restricted Shares) allocated under the EIP rules and/or any entitlement to a dividend equivalent payment lapse or are forfeited, any shares allocated under the EIP rules be transferred, and vested shares, cash or dividends, distributions or dividend equivalent payments be clawed back in certain circumstances. For example, if the participant has acted fraudulently or dishonestly, or in breach of their duties or obligations to the Company, or vesting is not justifiable having regard to the participant’s personal performance and/or conduct or the performance of the business unit or the Company.

The Board may also delay or suspend vesting, exercise and/or allocation of Incentive Securities or extend restrictions on disposing or otherwise dealing with Restricted Shares to allow time for it to determine the appropriate vesting outcome, for example if there is an investigation underway by the Company or an external third party.

The Board also has discretion to determine that any unvested Incentive Securities lapse or are forfeited or shares are forfeited, and require repayment of cash, where a participant has ceased employment and they breach a post cessation covenant, or it is no longer appropriate for the participant to retain the Incentive Securities.

Change of control: The EIP rules provide the Board with discretion to determine whether any or all of a participant’s Incentive Securities vest, lapse, are forfeited, cancelled for consideration or cease to be subject to restrictions in the event of a change of control. If an actual change in the control of the Company occurs, unless the Board determines otherwise:

•	all Restricted Shares will immediately vest and are no longer subject to restrictions;

•	all other unvested Incentive Securities will immediately vest or cease to be subject to restrictions on a pro rata basis having regard to the portion of the vesting period that has elapsed;

•	any unvested Incentive Securities that do not vest will lapse or be forfeited, unless the Board determines a different treatment;

•	all vested Options and Rights that are exercisable will be exercisable for a period of 6 months from the actual change in the control of the Company and will lapse if not exercised within the specified period; and

•	any restrictions imposed by the Board on vested Incentive Securities will cease to have effect.

Where the Company divests a material business or subsidiary, the Board has discretion to make special rules that apply for some or all of an affected participant’s Incentive Securities.

Prohibited dealings: Any dealing in respect of an Incentive Security prior to vesting is prohibited unless the Board determines otherwise or the dealing is required by law and the participant has provided satisfactory evidence of that fact. Where, in the opinion of the Board, a participant deals with an Incentive Security in contravention of this rule, the security will immediately lapse.

The Board has discretion to impose restrictions on dealings in respect of any shares allocated under these rules and may implement any procedure it considers appropriate to enforce such restrictions. Where a participant requests the Board impose restrictions on dealing in respect of any shares, the Board has discretion to accept or reject the request.

Corporate actions: The EIP rules regulate the treatment of Incentive Securities in the event of a rights issue, bonus issue or capital reconstruction. Generally, in the event of a rights issue, bonus issue or capital reconstruction, the Board may adjust:

•	the number of Rights or Options to which the participant is entitled;

•	the type of security and number of shares to which the participant is entitled upon vesting of Rights or exercise of Options;

•	any amount payable on vesting of Rights or exercise of Options; or

•	a combination of the above,

to ensure no material advantage or disadvantage to a participant, subject to the requirements of the ASX Listing Rules. Rights and Options carry no entitlement to participate in new share issues made by the Company.

Forfeiture of Shares: Restricted Shares will be forfeited upon the earliest of the following events occurring:

•	being forfeited in accordance with a provision of the EIP rules or offer document;

•	failure to meet a vesting condition;

•	the participant notifying the Company in writing that they elect to surrender the Restricted Share.

Amendments: The Board may, in its absolute discretion, amend or add to the EIP rules, or amend the terms or conditions of any Incentive Security granted under the EIP rules, or suspend or terminate the operation of the EIP rules or any incentive plan operated in connection with the EIP rules, provided that (except in specified circumstances) such amendment would not reduce the rights of the participant in respect of any Incentive Security or share already granted.

SRN/HIN: I9999999999 ELV MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 XX For your proxy appointment to be effective it must be received by 10:30am (AEST / Brisbane time) 11:30am (AEDT / Sydney time) Wednesday, 19 November 2025. All your securities will be voted in accordance with your directions. YOUR VOTE IS IMPORTANT Phone: 1300 850 505 (within Australia) +61 3 9415 4000 (outside Australia) Online: www.investorcentre.com/contact Need assistance? Proxy Form How to Vote on Items of Business Lodge your Proxy Form: Online: Lodge your vote online at www.investorvote.com.au using your secure access information or use your mobile device to scan the personalised QR code. Corporate Representative If a representative of a corporate securityholder or proxy is to participate in the meeting you will need to provide the appropriate “Appointment of Corporate Representative”. A form may be obtained from Computershare or online at www.investorcentre.com/au and select "Printable Forms". PARTICIPATING IN THE MEETING SIGNING INSTRUCTIONS FOR POSTAL FORMS For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com By Mail: Computershare Investor Services Pty Limited GPO Box 242 Melbourne VIC 3001 Australia 1800 783 447 within Australia or +61 3 9473 2555 outside Australia By Fax: Your secure access information is APPOINTMENT OF PROXY PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential. Control Number: 999999 PIN: 99999 Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, either of the security holders may sign. Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach the original or a certified photocopy of the Power of Attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. A proxy need not be a securityholder of the Company. Default to the Chair of the Meeting: If you leave Step 1 blank, or if your appointed proxy does not vote on a poll in accordance with your directions or does not attend the Meeting, then the proxy appointment will automatically default to the Chair of the Meeting, who is required to vote the proxies as directed. You may elect to receive meeting-related documents, or request a particular one, in electronic or physical form and may elect not to receive annual reports. To do so, contact Computershare. Samples/000001/000003 *I00000101*

I 9999999999 or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Elevra Lithium Limited to be held at Capri by Fraser, 80 Albert Street, Brisbane Queensland and virtually via the online platform on Friday, 21 November 2025 at 10:30am (AEST / Brisbane time) 11:30am (AEDT / Sydney time) and at any adjournment or postponement of that meeting. Chair authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chair of the Meeting as my/our proxy (or the Chair becomes my/our proxy by default), I/we expressly authorise the Chair to exercise my/our proxy on Resolutions 1, 7, 8 and 9 (except where I/we have indicated a different voting intention in step 2) even though Resolutions 1, 7, 8 and 9 are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chair. Important Note: If the Chair of the Meeting is (or becomes) your proxy you can direct the Chair to vote for or against or abstain from voting on Resolutions 1, 7, 8 and 9 by marking the appropriate box in step 2. The Chair of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chair of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made. I ND E L V 3 2 1 1 5 0 A MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 Appoint a Proxy to Vote on Your Behalf XX Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ‘X’) should advise your broker of any changes. Proxy Form Please mark to indicate your directions I/We being a member/s of Elevra Lithium Limited hereby appoint the Chair of the Meeting OR PLEASE NOTE: Leave this box blank if you have selected the Chair of the Meeting. Do not insert your own name(s). Step 1 Step 2 Items of Business PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority. This section must be completed. Individual or Securityholder 1 Securityholder 2 Securityholder 3 Sole Director & Sole Company Secretary Director Director/Company Secretary Update your communication details By providing your email address, you consent to receive future Notice Mobile Number Email Address of Meeting & Proxy communications electronically (Optional) Step 3 Signature of Securityholder(s) For Against Abstain Resolution 1 Adoption of Remuneration Report Resolution 2 Election of Director – Dawne Hickton Resolution 3 Election of Director – Jeffrey Armstrong Resolution 4 Election of Director – Jorge Beristain Resolution 5 Election of Director – Christina Alvord Resolution 6 Ratification of issue of Options to RCF VIII Resolution 7 Approval of Equity Incentive Plan and issues of securities under it Resolution 8 Grant of STI Performance Rights to the CEO and Managing Director Resolution 9 Grant of LTI Performance Rights to the CEO and Managing Director Date / /